

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2023

Bryan P. Petrucelli
Chief Financial Officer
Kinsale Capital Group, Inc.
2035 Maywill Street, Suite 100
Richmond, Virginia 23230

**Re: Kinsale Capital Group, Inc.**
**Form 10-K for Fiscal Year Ended December 31, 2022**
**Response dated October 2, 2023**
**File No. 001-37848**

Dear Bryan P. Petrucelli:

We have reviewed your October 2, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 19, 2023 letter.

Response dated October 2, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

1. Your response to prior comment 1 appears to focus on the underlying businesses of your insureds without providing sufficient detail regarding the indirect consequences on your operations and results. Please discuss more fully the climate-related increased risk of loss and damage and/or increased number and amount of claims you have experienced to date and expect to experience in the future. In this regard, we note disclosure on pages 44 and 89-90 of your Form 10-K that explains increasing losses as due to hurricanes, winter storms, and wildfires, as well as claims tables on pages 91-93 that appear to show increases. In addition, tell us how you considered disclosing such increases as an indirect consequence of the climate-related business trends described in your response.

2.    Your response indicates that you are "a digital financial services organization" that conducts insurance operations through a digital technology platform, yet it does not appear to discuss these digital operations in relation to our prior comments 1 and 2. Accordingly, please further address the following:

- Clarify whether your response that "our direct operations do not produce material greenhouse gas emissions" takes into account the emissions related to your digital technology platform, and provide support for your assessment of materiality.

- Discuss whether and how your digital technology platform relates to changes in demand and competition for products or services that result in lower greenhouse gas emissions, are related to carbon-based energy sources, or are operated using energy from alternative energy sources. Tell us how you considered providing disclosure regarding other reputational risks, for instance in relation to your digital operations or potential climate-related disruption thereof.

- Discuss the physical effects of climate change in relation to your digital operations, including the potential for indirect weather-related impacts that have affected or may affect your digital trading platform, related suppliers (*e.g.*, third-party data centers, cloud service or electricity providers, and infrastructure), and customers. Include support for your evaluation regarding the materiality of such impacts.

3.    We note your response to prior comment 2 that "the cost has generally increased for catastrophe-exposed reinsurance." Please provide quantitative information regarding the cost of reinsurance for each of the periods covered by your Form 10-K and explain whether increased amounts are expected in future periods.

    Please contact Madeleine Joy Mateo at 202-551-3465 or Jennifer Angelini at 202-551-3047 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance